Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

June 18, 2009

Item 3.	News Release

The Issuer disseminated a press release dated June 18, 2009 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer announced that it has acquired approximately 80 acres of land located in Tehachapi, California.

Item 5.	Full Description of Material Change

The Issuer announced that it has, with its wholly-owned subsidiary Aero Energy LLC, acquired approximately 80 acres of land located in Tehachapi, California (the “Property”) from Mr. Hugh Maddin and Ms. Rosa Pegoraro. The purchase price for the Property was US$1,000,000, which was payable as to US$200,000 in cash and US$800,000 in units (a “Unit”) of the Issuer at a deemed price of $0.65 per Unit. The Issuer issued to Mr. Maddin 958,609 Units and issued to Ms. Pegoraro 562,992 Units.

Each Unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant (a “Warrant”) will entitle the holder to acquire one additional share of the Company at a price of $1.00 per Warrant Share for a period of 24 months from the date the Units were issued. The hold periods for the Units and underlying securities expires October 11, 2009.

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

June 18, 2009

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

June 18, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 45,940,507

WESTERN WIND ENERGY CORP. ACQUIRES A NEW PROJECT AREA AND ADDITIONAL LAND IN TEHACHAPI, CALIFORNIA

Vancouver, BC, June 18, 2009 – Western Wind Energy Corp. (“Western Wind” or the “Company”) is pleased to announce that it, and its wholly-owned subsidiary Aero Energy, LLC, have acquired, in an arm’s length transaction, important parcels of land (the “Property”) located in Tehachapi, California from two individuals. The purchase price for the Property was US$1,000,000, which was payable as to US$200,000 in cash and US$800,000 in units (a “Unit”) of the Company at a deemed price of $0.65 per Unit. The acquisition was originally announced by the Company in a news release dated March 31, 2009.

The land forms part of a very strategic connection corridor between Western Wind’s Windstar Project and the newly acquired Windswept Project. Windswept is in the heart of our major competitor’s key resource areas, and currently may support up to an additional 30 MW.

Each Unit is comprised of one common share and one half of one share purchase warrant. Each whole warrant (a “Warrant”) will entitle the holder to acquire one additional share of the Company at a price of $1.00 per Warrant Share for a period of 24 months from the date the Units were issued. The hold periods for the Units and underlying securities expires October 11, 2009.

The securities issued in connection with the acquisition of the land will not be registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently has over 500 wind turbines with 34.5 MW of rated capacity and a further 120 MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to profitably utilize the lands as planned and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.